

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

<u>Via Facsimile</u>
Brenda Hudson-Nelson
Chief Financial Officer
United Bancshares, Inc.
30 S. 15th Street, Suite 1200
Philadelphia, PA 19102

>   **Re: United Bancshares, Inc.**
>   **Form 10-K**
>   **Filed March 31, 2011**
>   **Form 10-Q**
>   **Filed August 15, 2011**
>   **File No. 000-25976**

Dear Ms. Hudson-Nelson:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>December 31, 2010 Form 10-K</u>

<u>Note 1. Summary of Significant Accounting Policies - Loans, page 59</u>

1. Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e) for guidance.

Note 4. Loans and Allowance for Loan Losses

Allowance for Loan Losses, page 77

2. You disclose that your general reserve is set based upon a representative average historical net charge-off rate adjusted for certain environmental factors. Please tell us in detail and revise future filings to:

    a. Specify by portfolio segment how many years of charge-offs you use in your methodology. Identify and discuss any changes made during the periods presented.

    b. Quantify the adjustments made to historical charge-offs by portfolio segment for each period presented and discuss the specific facts and circumstances for why the adjustments were needed.

    c. Discuss the amount of the allowance for loan losses that is attributable to the environmental factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

June 30, 2011 Form 10-Q

General

3. Please tell us when you plan to include an interactive data file in accordance with Item 601(b)(101) of Regulation S-K or amend your filing to include this information.

Note 5. Allowance for Loan Losses

Impaired Loans, page 17

4. Please revise future filings to disclose whether you charge-off a portion of impaired loans and whether you have revised these policies during the periods presented. Also, discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan or to record a specific reserve. If you have recorded partial charge-offs, please disclose the amount of impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off and clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio.

Troubled Debt Restructurings, page 18

5. You disclose that you had no troubled debt restructurings at June 30, 2011 and December 31, 2010. Please tell us whether you had any loan modifications that were not

individually measured for impairment under ASC 310-10. If so, please tell us the facts and circumstances related to the modifications and how you concluded that the modifications did not meet the criteria to be classified as a troubled debt restructuring.

Note 7. Fair Value

Fair Value on a Nonrecurring Basis, page 20

6. Please revise future filings to disclose how often you obtain updated appraisals for impaired loans and describe in detail the adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Net Interest Income, page 32

7. Due to the significance of net interest margin on your results of operations, please consider revising future interim filings to include a rate/volume analysis similar to the analysis on page 21 of your December 31, 2010 Form 10-K. We note Item 303(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant